EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102 AND
SECTION 5.2 OF MULTILATERAL INSTRUMENT 61-101

Item 1.	Name and Address of Company
Banro Corporation (the “Company”) 1 First Canadian Place Suite 7070, 100 King Street West Toronto, Ontario, M5X 1E3
Item 2.	Date of Material Change
February 21, 2013
Item 3.	News Release
The news release, attached hereto as Schedule “A”, announcing the material change described herein was disseminated through the facilities of Marketwire on February 21, 2013.
Item 4.	Summary of Material Change

The Company has arranged a financing package of up to US$90 million, comprised of: (a) an issue of preferred shares to BlackRock World Mining Trust plc (“Purchaser”) for a value of US$40 million, subject to increase at the Company’s option to US$60 million, and provided certain conditions are satisfied (the “Offering”); and (b) credit facilities for an aggregate of US$30 million with two African commercial banks (the “Bank Financing”).

Item 5.
Full Description of Material Change

5.1 Full Description of Material Change

In addition to the information included in this report pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, certain of the following disclosure is required under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

(a) a description of the transaction and its material terms:

The Company intends to complete a financing package of up to US$90 million consisting of the Offering and the Bank Financing.

The Offering

The Company has entered into a subscription agreement with Purchaser pursuant to which Purchaser will purchase US$40 million of gold-linked preferred shares of the Company (the “Initial Preferred Shares”) (subject to increase, at the Company’s option, in the manner described below, to US$60 million, and provided certain conditions are satisfied).

The Offering will initially consist of 1.6 million Initial Preferred Shares priced at US$25 each, with each Initial Preferred Share entitling the holder to cumulative preferential cash dividends that will accrue at the end of each fiscal quarter in an amount that reflects an annual dividend yield (based on the Redemption Price of the Initial Preferred Shares) of between 8% and 13% based on the amount of gold production from the Company’s existing properties during the immediately preceding fiscal quarter. The “Redemption Price” of each Initial Preferred Share as of any date will be the dollar-equivalent value (at such date) of approximately 0.015625 ounces of gold (subject to certain adjustments) plus the amount of all accrued and unpaid dividends on such date.

The Initial Preferred Shares will be redeemable by the Company at its option following the date that is the later of five years from the closing date of the issuance of the Initial Preferred Shares and the date on which total cumulative gold production from the Company’s existing properties (measured from the said closing date) reaches 800,000 ounces (the “Production Threshold”), by paying a per-share amount equal to (i) the Redemption Price plus (ii) an early redemption premium of 2%.

Following the fifth anniversary of the closing date of the issuance of the Initial Preferred Shares, and for so long as the Production Threshold has not been met, a holder of the Initial Preferred Shares will have the option to require the Company to redeem any or all of the holder’s Initial Preferred Shares by paying a per-share amount equal to the Redemption Price. Purchaser will also have the right to require the Company to redeem the Initial Preferred Shares in the event of asset seizure and change of control, at all times subject to the terms of the high yield note indenture issued by the Company.
The Company will have the right, following payment of an annual fee of US$200,000 and subject to certain conditions being satisfied, at any time on or before the fifth anniversary of the closing date of the issuance of the Initial Preferred Shares, which right may be exercised only once, to issue to Purchaser up to US$20 million of additional preferred shares (the “Additional Preferred Shares”) at an issue price per Additional Preferred Share equal to the dollar-equivalent value of approximately 0.015625 ounces of gold (subject to certain adjustments) on the date the Additional Preferred Shares are issued. If this additional issuance right is exercised, the annual dividend yield on all of the preferred shares will automatically increase by one percentage point (to a range of between 9% and 14%) and the early redemption premium on all of the preferred shares will also automatically increase to 3%. The Company may cancel its obligation to pay for, and its right to exercise, and Purchaser may cancel the Company’s obligation to pay for, and its right to exercise, this additional issuance right once total cumulative gold production from the Company’s existing properties (measured from the closing date of the issuance of the Initial Preferred Shares) reaches 400,000 ounces.

The Company has engaged GMP Securities L.P. as its exclusive agent in connection with the Offering.

The Offering is subject to the approval of the Toronto Stock Exchange.

The Bank Financing

The Company has also arranged credit facilities for US$30 million with two commercial banks in the Democratic Republic of the Congo, Rawbank and Ecobank each for US$15 million, and at rates of 9% and 8.5% interest respectively.

(b) the purpose and business reasons for the transaction:

The net proceeds of the Offering and the Bank Financing are expected to be used for development capital expenditures and general corporate purposes.

The objective of growing the Company’s gold production organically and in a non-dilutive manner is achieved with these forms of funding, which also demonstrates the Company’s commitment to preserve the integrity of the capital structure.

(c) the anticipated effect of the transaction on the issuer’s business and affairs:

See paragraphs (a) and (b) above.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Purchaser is a fund under management by an investment adviser affiliate of BlackRock, Inc. (BlackRock). BlackRock (on behalf of its investment advisory subsidiaries) acting on behalf of funds and accounts under management, has filed on SEDAR a Required Disclosure For Filing as a U.S. Institutional Investor disclosing beneficial ownership of 14.10% (or 28,472,001) of the Company’s issued and outstanding common shares as of November 30, 2012. BlackRock is a passive eligible institutional investor for the purpose of National Instrument 62-103 and has no involvement in the Company’s management or day-to-day operations. BlackRock does not have any nominees on the Company’s board of directors.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

As a result of participation in the Offering described above, upon closing of the issuance of the Initial Preferred Shares:

Purchaser will acquire 1.6 million Initial Preferred Shares of the Company.  The Company will have the right to issue to Purchaser up to US$20 million of Additional Preferred Shares, provided certain conditions are satisfied.

As a result of the participation in the Offering, BlackRock’s percentage holdings of the issued and outstanding common shares of the Company does not change.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Offering and the Bank Financing were unanimously approved by all of the directors of the Company in accordance with applicable law.  There were no contrary views or disagreements in respect of the Offering and Bank Financing.

(f) a summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See paragraph (i) below.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction

In respect of its purchase under the Offering, Purchaser has entered into a subscription agreement for the purchase of the Initial Preferred Shares (and the Additional Preferred Shares if the Company exercises its option).
The subscription agreement entered into in connection with the Offering contains standard terms and conditions typical of similar private placements.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions

Under subsections 5.5(a) and 5.7(a) of MI 61-101, the Company is exempted from the requirements under MI 61-101 of having to perform a formal valuation and obtain minority shareholder approval in connection with the Offering, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Offering, insofar as it involves interested parties, exceeds 25% of the Company’s market capitalization, calculated in accordance with MI 61-101, at the time the transaction was agreed to.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance of Section 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.
Item 8.	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and this report.

Arnold T. Kondrat
Executive Vice President
Tel: (416) 366-2221

Item 9.	Date of Report
February 28, 2013.

EXHIBIT "A"

3

PRESS RELEASE

Banro Announces Financing Package for up to US$90 Million

Toronto, Canada – February 21, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) is pleased to announce that it has entered into agreements to arrange a financing package of up to US$90 million, comprising:

–
the issue of preferred shares to the value of US$40 million to BlackRock World Mining Trust plc (“BlackRock”), subject to increase at Banro’s option to US$60 million, and provided certain conditions are satisfied; and

–	credit facilities for aggregate US$30 million with two African commercial banks.
“2013 is a critical year for this Company’s transition to mid-tier, low cost gold producer status, which will result in a step change in the net free-cash flow generated from this business,” commented Simon Village, President and CEO. “The strategic objective of growing Banro’s gold production organically and in a non-dilutive manner is achieved with these forms of funding, which also demonstrates management’s commitment to preserve the integrity of the capital structure. In addition, the competitive cost of capital also highlights the confidence that key stakeholders have in our assets and ability to unlock value from the Twangiza - Namoya gold belt.”

Preferred Shares

The Company has entered into a subscription agreement with BlackRock pursuant to which BlackRock has agreed to purchase US$40 million of gold-linked preferred shares of Banro (the “Initial Preferred Shares”) (subject to increase, at Banro’s option, in the manner described below, to US$60 million, and provided certain conditions are satisfied) (the “Private Placement”). The issuance of the Initial Preferred Shares is subject to conditions precedent customary for transactions of this nature.

The Private Placement will initially consist of 1.6 million preferred shares priced at US$25 each, with each preferred share entitling the holder to cumulative preferential cash dividends that will accrue at the end of each fiscal quarter in an amount that reflects an annual dividend yield (based on the Redemption Price of the preferred shares) of between 8% and 13% based on the amount of gold production from Banro’s existing properties during the immediately preceding fiscal quarter. The “Redemption Price” of each preferred share as of any date will be the dollar-equivalent value (at such date) of approximately 0.015625 ounces of gold (subject to certain adjustments) plus the amount of all accrued and unpaid dividends on such date.

The preferred shares will be redeemable by the Company at its option following the date that is the later of five years from the closing date of the issuance of the Initial Preferred Shares and the date on which total cumulative gold production from Banro’s existing properties (measured from the closing date of the Private Placement) reaches 800,000 ounces (the “Production Threshold”), by paying a per-share amount equal to (i) the Redemption Price plus (ii) an early redemption premium of 2%.

Following the fifth anniversary of the closing date of the issuance of the preferred shares, and for so long as the Production Threshold has not been met, a holder of the preferred shares will have the option to require the Company to redeem any or all of the holder’s preferred shares by paying a per-share amount equal to the Redemption Price. BlackRock will also have the right to require the Company to redeem the preferred shares in the event of asset seizure and change of control, at all times subject to the terms of the high yield note indenture issued by the Company.

Banro will have the right, following payment of an annual fee of US$200,000 and subject to certain conditions being satisfied, at any time on or before the fifth anniversary of the closing date of the issuance of the Initial Preferred Shares, which right may be exercised only once, to issue to BlackRock up to US$20,000,000 of additional preferred shares (the “Additional Preferred Shares”) at an issue price per Additional Preferred Share equal to the dollar-equivalent value of approximately 0.015625 ounces of gold (subject to certain adjustments) on the date the Additional

Preferred Shares are issued. If this additional issuance right is exercised, the annual dividend yield on the preferred shares will automatically increase by one percentage point (to a range of between 9% and 14%) and the early redemption premium on the preferred shares will also automatically increase to 3%. The Company may cancel its obligation to pay for, and its right to exercise, and BlackRock may cancel the Company’s obligation to pay for, and its right to exercise, this additional issuance right once total cumulative gold production from the Company’s existing properties (measured from the closing date of the Private Placement) reaches 400,000 ounces.

The net proceeds of the Private Placement are expected to be used for development capital expenditures and general corporate purposes.

Banro has engaged GMP Securities L.P. as its exclusive agent in connection with the Private Placement.

Assuming the satisfaction of the conditions precedent to closing, the issuance of the Initial Preferred Shares is expected to close on or about 28 February 2013. The Private Placement is subject to the approval of the Toronto Stock Exchange.

Credit Facilities
Banro has also arranged credit facilities for US$30 million with two commercial banks in the Democratic Republic of the Congo, Rawbank and Ecobank, each for US$15 million, and at rates of 9% and 8.5% interest respectively.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the preferred shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The preferred shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, President & CEO, Tel: +44 (0) 788 405 4012,
or
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,
or
Arnold T. Kondrat, Executive Vice-President, +1 (416) 366-2221

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements relating to the proposed financing (including the completion and expected terms of the financing) and the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the proposed financing or failure to complete the financing on the expected terms; the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the financing; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

3